April 13, 2011
Via electronic mail and U.S. Mail
Chris Windsor
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7010

Re:	LendingClub Corporation, Post-Effective Amendment No. 9 to Registration Statement on Form S-1
File No. 333-151827
Dear Mr. Windsor:
On behalf of LendingClub Corporation, a Delaware corporation (“Lending Club” or “Company”), we are providing the following responses to the comment letter dated November 24, 2010 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding Lending Club’s Post-Effective Amendment No. 9 to its Registration Statement on Form S-1 (“Amendment No. 9”), which was subsequently withdrawn by the Company. The responses set forth below are numbered to correspond to the numbered comments in the Staff’s comment letter, which have been reproduced here for ease of reference.
Post-Effective Amendment No. 9 to Registration Statement on Form S-1, filed October 26, 2010
General
1.	The manner in which the portfolio plans are marketed and operated raise the question as to whether the plans are a separate security and, if so, whether they are being offered and sold in compliance with Section 5.
Accordingly, provide us with your plan to address the issues with the manner in which LendingClub structures, markets and presents the portfolio plans on your website. Alternatively, provide an in-depth factual and legal analysis supporting your conclusion that the portfolio plans do not represent the unregistered offer and sale of securities, and that the plans meet the requirements of the Securities Act and its regulations in making offers for the underlying Notes.
Following conversations with the Staff, the Company respectfully proposes the following changes to its portfolio builder functionality to alleviate the concern that the output of the portfolio plan tool creates a separate security that must be registered under the Securities Act.

The changes that the Company proposes are as follows:
(i)	removal of the buttons labeled “Option 1”, “Option 2”, and “Option 3”
(ii)	addition of the following top five (5) filters used by investors
1.	Interest Rate/Grade — present in 90% of investor filters
2.	Term (36 — 60 month) — present in 79% of investor filters
3.	Exclude Loans already invested in — present in 65% of investor filters
4.	Credit Score — present in 53% of investor filters
5.	Delinquencies (Last 2 yrs) — present in 45% of investor filters
(iii)	inclusion of a target interest rate “slider bar” which will initially be in the “off” position (i.e. it does not create any filter and shows the entire inventory) and which must be turned “on” to be used by the investor.
(iv)	A hyperlink to the right of the top five filters that would expose all other existing search filters to allow the investor to include additional filtering terms.
Prior to the creation of an investor created sub-listing of the Company’s possible inventory, each of the above filters must be manipulated by the investor in order to move onto to the next step in the process flow.
Once all the filter terms have been selected by the investor, they would be run though the standard “Markowitz” algorithm employed by the Company to arrive at a subset of the platform’s entire inventory that match the investor’s search criteria. This subset may be further manipulated by the investor to arrive at final sub-inventory of notes of which some, all or none may be purchased by the investor.
If the Company’s current inventory is insufficient to meet the request of the investor, they will be informed of that fact and given the opportunity to revise their search criteria.
The Company believes that with the proposed redesign requiring a significant degree of investor interaction in arriving at a final output that:
(i)	under the existing line of No-Action letters, including in Investex Investment Exchange Inc., SEC No-Action Letter (Apr. 9, 1990) and Media General Financial Services, Inc., SEC No-Action Letter (July 20, 1992) that the Company would not be providing investment advice under the Investment Advisor Act of 1940 (“...information is not organized or presented in a manner that recommends or suggests the purchase or sale of securities where the presentation of information on the listing service’s screen depended on search criteria chosen by the end user” (emphasis added)); and
(ii)	this output is functionally equivalent to any standard search feature for inventory and as such does not create a separate security that must be registered (or exempt from registration) under the Securities Act of 1933.
The Company has provided supplementally the wireframes for these proposed changes. To the extent the Staff is satisfied with the proposed changes, the Company could have the revised system in place within 60 days.

2.	Provide us with a detailed description of how the PRIME account operates, including copies of all screenshots, written materials, agreements provided to investors and scripts or other instructions given to LendingClub employees who service these accounts.

As the Company previously informed the Staff, the Company offers its investors the opportunity to open a “PRIME account” with a minimum of $5,000. A PRIME account allows an investor “...greater access to our Investor Services team” and provides the investor assistance in “...administering [their] Lending Club account.”

Each PRIME account investor:
(i)	is provided a specific investor services representative who is directly available to the investor (via phone, fax or email) to help set up the account, answer any questions regarding the Company’s service or the investor’s account, including the re-titling of accounts (from individual to trust etc) opening new accounts, adding a beneficiary to an account, etc;
(ii)	has increased direct contact with their investor services representative during the month as the representative checks in with the investor to see if the investor has any questions or concerns regarding the service, and
(iii)	may submit orders for member payment dependent notes to their investor services representative who will then, to the extent available on the platform, execute the order as specifically directed by the investor. At no time does the representative exercise any discretion and the representative merely performs an administrative duty (i.e. inputting data) as directed by the investor
The Company respectfully informs the Staff that there are no areas on the Company’s website that are exclusive to PRIME accounts and the Company has supplementally provided to the Staff those portions of its website that that mention the “PRIME” account. Moreover, there are no additional written materials other than the agreement provided to each PRIME investor, which has been supplementally provided to the Staff. Each PRIME investor executes the same agreements that all other investors execute when signing up on the Company’s platform, albeit through a simplified format of the PRIME Agreement. This form of agreement also provides the account representative with information about an investor’s investment goals which is used as a safety, or cross, check mechanism for investor directions that are outside of the stated parameters.
The instructions given to each account executive are:
(i)	they are not allowed to provide any advice (tax, financial planning, investment etc) to the investor in any manner.
(ii)	they are to administer the account as specifically directed by the investor and are not to exercise any discretion.
(iii)	all changes to an account must go through senior management for approval.

Only a limited number of account executives are authorized to interact with PRIME accounts.
3.	Provide the staff with a detailed analysis supporting how you have determined that the steps required in order for the “secured conditions” would result in LendingClub having a perfected security interest in any physical asset under the laws of the states where you intend to offer this product. Also, please provide the staff with your analysis supporting referring to the notes with “secured conditions” as “secured notes.”
The Company has currently withdrawn the concept of a secured product and as such believes that the above comment is no longer applicable.
4.	Provide us with a detailed description regarding the information that will be provided in the prospectus, and on the loan listing on your website, for loans with “secured conditions” underlying the listed notes.
The Company has currently withdrawn the concept of a secured product and as such believes that the above comment is no longer applicable.
5.	Provide us with your detailed legal analysis explaining how you determined that the information you propose to provide the investors in your notes represents all material information required by the 1933 Act in order to permit the investors to make informed investment decisions regarding those notes.
The Company has currently withdrawn the concept of a secured product and as such believes that the above comment is no longer applicable.
6.	Please tell us regarding any contracts or agreements that LendingClub has entered into to handle the repossession of vehicles under your “secured conditions.” If you have not begun contracting for these services, please make revision to the document throughout.
The Company has currently withdrawn the concept of a secured product and as such believes that the above comment is no longer applicable.
7.	Please tell us regarding any contractual obligation that LendingClub has to the note holder to pursue collection or repossession for any collateral provided under the “secured condition” program.
The Company has currently withdrawn the concept of a secured product and as such believes that the above comment is no longer applicable.
8.	Please provide the staff with the factual basis supporting the “assumed” default rates referenced in your loan pricing information beginning on page 47. In particular, please provide the staff with data regarding actual default rates, by month and loan grade, since you commenced registered sales.
The assumed default rates are annualized rates based on industry-wide FICO performance data collected by TransUnion, a consumer reporting agency. The Company provides this default rate information with respect to each sub-grade, based on the average FICO score by sub-grade, to serve as an estimate of future defaults.
The Company respectfully informs the Staff that the Company has been providing actual default data as of the end of each quarter by loan sub-grade in all of its filings on form 10-K, 10-Q and any post-effective amendment. Current default information can be found on page 57 (for all loans that meet our current credit policy for the period from May 2007 to December 31, 2010) and page 62 (for all loans for the period from May 2007 to December 31, 2010), respectively, in the Company’s Registration Statement dated January 7, 2010. The requested monthly default data has been provided supplementally to the Staff.

9.	Our colleagues in the Division of Investment Management have asked us to remind you that they are considering your response to their comments on your need to comply with the Investment Company and Investment Advisor Acts of 1940.
The Company believes that the changes set forth above to the portfolio builder tool should resolve the issues raised in prior communications with Division of Investment Management.
10.	Please provide the financial statements in accordance with Rule 8-08 of Regulation S-X.2. Please provide an updated consent from your independent accountants in your next post-effective amendment.
The Company has provided an updated accountant’s consent in its most recent filing.
Prospectus Summary, page 1
11.	Revise your description of the “secured conditions” in this section and in the Questions and Answers section that follows to clarify that the requirement that the loan to value of no more than 120% means that the value of any assets that are included under this program could be worth substantially less than the value of the note. Make conforming changes to your revised disclosure in your Risk Factors section.
The Company has currently withdrawn the concept of a secured product and as such believes that the above comment is no longer applicable.
12.	Please revise this section to include a separate sub-heading that summarizes the key points of the “Secured Conditions.” We may have additional comments on this subsection.
The Company has currently withdrawn the concept of a secured product and as such believes that the above comment is no longer applicable.
The Offering, page 3
13.	Please indicate in the “Security Interest” section whether investors will receive a pro rata portion of the one-time penalty fee if a borrower fails to satisfy the Secured Conditions. Please ensure that your disclosure on this fact is consistent throughout your entire Registration Statement.
The Company has currently withdrawn the concept of a secured product and as such believes that the above comment is no longer applicable.
Questions and Answers, page 7
14.	Please revise your fourth Q/A to indicate that your investors must satisfy your financial suitability requirements in order to qualify as investors.
The Company has revised its most recent filing to reflect the Staff’s comment.

15.	Revise the fifth Q/A to indicate that if a borrower member satisfies the Secured Conditions, the Note is still not secured by any collateral.
The Company has currently withdrawn the concept of a secured product and as such believes that the above comment is no longer applicable.
16.	Your Answer to the Question, “Are the member loans secured by any collateral” should provide an answer that describes how investors can determine if a loan is “secured,” not whether a loan “can become secured.”
The Company has currently withdrawn the concept of a secured product and as such believes that the above comment is no longer applicable.
17.	In the second question and answer on page 11, you discuss the impact of your bankruptcy on the notes. Revise this section to clarify that the backup servicer will not be able to make payments on the notes if the underlying loans are determined to be part of LendingClub’s bankruptcy estate.
The Company has revised its most recent filing to reflect the Staff’s comment.
18.	Please update the second Q/A on page 13, “Will I be able to sell my Notes?” to include disclosure of the results to date of your Note Trading Platform.
The Company will work with the operator of the secondary market to provide this information to potential investors in a subsequent filing.
The Company proposes the following metrics:
•	average time to sale since inception (priced at or below par)
•	total sold since inception
•	average monthly sale amount since inception
19.	Please indicate in the answer to the Q/A “Are there any risks associated with an investment in the Notes?” on page 13, that the limited information an investor has may be unverified and/or inaccurate.
The Company has revised its most recent filing to reflect the Staff’s comment.
20.	Please be consistent in your description of what you will allow to be used as collateral throughout the document as it is often unclear that you will only allow certain items to be used as collateral and that the loan proceeds must be used to purchase the collateralized item.
The Company has currently withdrawn the concept of a secured product and as such believes that the above comment is no longer applicable.
21.	Please move the Q/A on page 16 “Can an eligible borrower pledge any type of collateral for a secured loan?” to the beginning of the Borrower Member Security Interest Program Q/A section and include a Q/A regarding the requirement that the proceeds of the loan be used to purchase the collateralized asset.
The Company has currently withdrawn the concept of a secured product and as such believes that the above comment is no longer applicable.
22.	Please add a Q/A that discusses the process, costs and difficulty that a borrower may have when seeking to satisfy the Secured Conditions.
The Company has currently withdrawn the concept of a secured product and as such believes that the above comment is no longer applicable.

23.	We believe that the answer on page 15 to the Question “What happens if the borrower member...” should read that the “borrower will not receive the loan modifier.” Please correct this response.
The Company has currently withdrawn the concept of a secured product and as such believes that the above comment is no longer applicable.
Risk Factors
24.	Please update your Risk factors to include information through the period ended September 30, 2010. Several of your Risk factors refer to your “new business” and while your portfolio could not be classified as seasoned, you do have a period of operating history that can provide updated disclosure through your Risk factor section. We particularly note, the third Risk factor on page 17, the last Risk factor on page 19, the first full Risk factor on page 20 and the first full Risk factor on page 21 and the Risk factors discussed in the section beginning on page 25.
The Company will revise its risk factors to reflect the Staff’s comment above in subsequent filings.
While we believe that a secured loan will have a lower..., page 19
25.	Provide the staff with your factual basis supporting the belief mentioned in the subheading of this risk factor, or remove it from the subheading.
The Company has currently withdrawn the concept of a secured product and as such believes that the above comment is no longer applicable.
About the Loan Platform, page 35
26.	Revise this section to provide, in considerable detail, the requirement that must be met in order to participate in your “secured conditions” program. In particular, please describe what “qualified collateral” referred to in the forepart of the prospectus, beginning on page 1. Also, please discuss your verification program for verifying that vehicles represented by the titles provided by borrowers trying to satisfy “secured conditions.”
The Company has currently withdrawn the concept of a secured product and as such believes that the above comment is no longer applicable.
27.	Please provide disclosure related to the following open items related to your secured loan program:
a.	how you will work with the borrower member in order to perfect your security interest in the vehicle they purchase with their loan proceeds,
b.	if you intend to work with the member borrower, please explain how you will confirm that a security interest has been perfected,
c.	how do you verify that the borrower member is buying the collateral with their loan proceeds,

d.	if a borrower member’s interest rate is decreased after it has made payments at a higher rate, is the borrower’s lowered rate retroactive to the beginning of the loan, and
e.	how does the adjustment of the borrower’s interest rate mid-loan impact an investor’s rate of return?
The Company has currently withdrawn the concept of a secured product and as such believes that the above comment is no longer applicable.
Identity Fraud Reimbursement, page 57
28.	This section indicates that you have had twenty cases of “confirmed” identity theft. Please identify the number of claims of identity theft that have been claimed but not confirmed. Also, the disclosure in this section indicates that you have had twenty confirmed cases, and that you have reimbursed investors in “nineteen member loans.” Please explain to us this apparent discrepancy in the numbers, with a view towards revising this section.
The discrepancy was a typographical error that has been corrected in the Company’s most recent filing.
Technology, page 79
29.	Please file your backup and successor servicing agreement with Portfolio Financial Servicing Company as an exhibit to your Registration Statement. We may have additional comments.
The Company filed this agreement as an exhibit to its most recent Quarterly Report on Form 10Q for the period ended December 31, 2010 and this will be reflected in the Company’s next Registration Statement.
30.	The prospectus includes a significant amount of disclosure regarding the structure of your note program and the risks that investors face when investing in the program. Please provide your analysis supporting your conclusion that the disclosure on your website is consistent with the disclosure included in the prospectus.
The Company believes that the information on the Company’s website directed at investors is condensed information derived from the prospectus as demonstrated by the pages labeled:
(i)	how the Company sets rates,
(ii)	risks, which discusses the riskiness of the investment and directs the user to the risk factors of the prospectus,
(iii)	the collection process,
(iv)	the trading market
(v)	rates and fees
(vi)	browse notes

all of which are summaries of information, or, in the case of “browse notes,” actual information, contained in the prospectus. As to the pages such as our business model (“an efficient model”), which as discussed will be revised, getting started, accounts, and diversification are merely informational pages that the Company believes are not material to the investor’s investment decision. Lastly, every page on the investor’s portion of the website contains two (2) links to the Company’s current prospectus (one on the left hand side and the other in the lower right corner) and one (1) link to the current periodic filings of the Company. Based upon the foregoing, Lending Club believes that the disclosures on the investor portion of the Company’s website are consistent with the disclosures included in the prospectus.
31.	Provide your analysis supporting your conclusion that comparing the rate of return from a bank CD product compared to the rate of return on a LendingClub note provides the investor with an adequate comparison of the risks and returns associated with investing in either vehicle.
The Company will remove this graphic from its website by May 31, 2011.
In connection with the Staff’s comments, we hereby acknowledge that:
•	we are responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
/s/ Jason Altieri
Jason Altieri
General Counsel